UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

EnergyTek Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29277L108
(CUSIP Number)

John M. Wise
7960 E. Camelback Rd., #511
Scottsdale, Arizona 85251
Telephone: (602) 617-8888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
John M. Wise

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
323,582,154 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
323,582,154 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
323,582,154 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
70.1% (2)
14. Type of Reporting Person
IN

(1)	Represents 303,118,026 shares of common stock and 20,464,128 warrants.

(2)	Based upon 441,087,964 shares reported by the issuer as outstanding following the merger of the issuer's subsidiary and related financing transactions which closed on September 13, 2016.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of EnergyTek Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7960 E. Camelback Rd., #511, Scottsdale, Arizona 85251.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of John M. Wise (the "Filing Person").

(b) The Filing Person's principal business address is 7960 E. Camelback Rd., #511, Scottsdale, Arizona 85251.

(c) The Filing Person's present principal occupation is serving as the President of the Issuer and its wholly-owned subsidiary, Timefire LLC.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective September 13, 2016, the Issuer, ENTK Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Issuer, and Timefire LLC, an Arizona limited liability company ("Timefire"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which ENTK acquired Timefire, which is now a subsidiary of the Issuer (the foregoing transaction, the "Merger"). As consideration for the Merger, the Issuer issued the equity holders of Timefire a total of 414,000,000 shares of Common Stock, and 28,000,000 five-year warrants exercisable at $0.058 per share. The Filing Person acquired the shares and warrants reported herein as Merger consideration in exchange for his equity interests in Timefire.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure under Item 3, above, is incorporated by reference herein.

Pursuant to the Merger Agreement, in the event of certain future financings by the Issuer, the Filing Person will be issued a presently undeterminable number of additional warrants on a pro-rata basis with other former Timefire equity holders. The Filing Person, as an executive officer and director of the Issuer, is aware of the following reportable plans and proposals: As described further in the Merger Agreement and as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2016, the Issuer presently plans, on or prior to November 30, 2016, to effect a reverse split of its common stock (provided the Issuer receives the necessary shareholder approval), and, upon complying with the requirements of Rule 14f-1 under the Securities Exchange Act of 1934, appoint two additional directors.

The Filing Person, solely in his capacity an executive officer and member of the Board of Directors of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer's management as part of his service as a director.

Depending on market conditions, the Filing Person may also acquire or dispose of additional shares of the Issuer in his personal capacity, subject to Section 16(b) of the Securities Exchange Act of 1934.

Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(c) The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference.

(d) To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.             Description

10.1	Agreement and Plan of Merger (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2016__________
Date

/s/ John M. Wise______
John M. Wise

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.